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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. _________)*

                      Binks Manufacturing Company
                           (NAME OF ISSUER)

                             Capital Stock
                    (TITLE OF CLASS OF SECURITIES)

                              090527-10-2
                            (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)


CUSIP NO. 090527-10-2             13G

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Burke B. Roche                         S.S. No. ###-##-####
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)
          (b) x

 3     SEC USE ONLY

 4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                     5    SOLE VOTING POWER
             NUMBER OF                     472,768 shares
             SHARES
            BENEFICIALLY
             OWNED BY                6    SHARED VOTING POWER
                EACH                       259,907 shares
              REPORTING
               PERSON                7    SOLE DISPOSITIVE POWER
                WITH                        18,556 shares

                                     8    SHARED DISPOSITIVE POWER
                                           714,119 shares

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        732,675 shares

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          23.7%

 12    TYPE OF REPORTING PERSON*

          IN


ITEM 1(A)   NAME OF ISSUER:

            Binks Manufacturing Company

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            9201 West Belmont Avenue, Franklin Park, Illinois  60131

ITEM 2(A)   NAME OF PERSON FILING:

            Burke B. Roche

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:

            9201 West Belmont Avenue, Franklin Park, Illinois  60131

ITEM 2(C)   CITIZENSHIP:

            United States

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Capital Stock

ITEM 2(E)   CUSIP NUMBER:

            090527-10-2

ITEM 3      STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

            Not Applicable

ITEM 4      OWNERSHIP (AS OF DECEMBER 31, 1994):

            (a)  Amount Beneficially Owned:

                  732,675 shares

            (b)  Percent of Class:

                  23.7%

            (c)  Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        472,768 shares

                  (ii)  shared power to vote or to direct the vote:

                        259,907 shares

                  (iii) sole power to dispose or to direct the
                        disposition of:

                        18,556 shares

                  (iv) shared power to dispose or to direct the disposition of:

                        714,119 shares

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON:

            259,907 of the shares beneficially owned by Mr. Roche are held pursuant to a Voting Trust Agreement under which Mr. Roche is a co-trustee. Certain other persons are entitled to receive dividends with respect to such shares. No such other person is entitled to receive dividends with respect to more than 5% of the outstanding Capital Stock of the Company pursuant to such Voting Trust Agreement.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY:

            Not Applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10     CERTIFICATION:

            Not Applicable


                               SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 10, 1995
                                       ________________________________
                                                   Date


                                              /s/ Burke R. Roche
                                       _________________________________
                                                   Signature


                                        Burke B. Roche, President
                                       _________________________________
                                                 Name/Title